UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2024

Commission File Number: 001-13928

Royal Bank of Canada

(Translation of registrant’s name into English)

200 Bay Street	1 Place Ville Marie
Royal Bank Plaza	Montreal, Quebec
Toronto, Ontario	Canada H3B 3A9
Canada M5J 2J5	Attention: Senior Vice-President,
Attention: Senior Vice-President,	Associate General Counsel
Associate General Counsel	& Secretary
& Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

This report on Form 6-K and exhibit 99.1 hereto are incorporated by reference as exhibits into the Registration Statement on Form F-3 (File No. 333-275898) and the Registration Statements on Form S-8 (File Nos. 333-12036, 333-12050, 333-13052, 333-13112, 333-117922, 333-207754, 333-207750, 333-207748, 333-252536 and 333-268715).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

Date: January 16, 2024	By:	/s/ Nadine Ahn
	Name:	Nadine Ahn
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release – RBC announces targeted close date for proposed acquisition of HSBC Bank Canada